LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

June 14, 2011

VIA EDGAR

Mr. Dominic Minore

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Lord Abbett Securities Trust (the “Trust”)

File Nos. 33-58846 and 811-07538

Dear Mr. Minore:

Reference is made to Post-Effective Amendment No. 65 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on March 18, 2011 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).1

This letter responds to comments you provided during a telephone call on Friday, May 20, 2011 with Brooke A. Fapohunda of Lord, Abbett & Co. LLC, the Trust’s investment adviser, regarding the Registration Statement. Your comments, and the Trust’s responses thereto, are set forth below. Post-Effective Amendment No. 66 to the Registration Statement, which was filed today with the Commission and will become effective on June 15, 2011, reflects changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – Prospectus

1. Please confirm that the Fund’s acquired fund fees and expenses total less than one basis point or include a separate line item for acquired fund fees and expenses in the fee table.

Response:      We confirm that the Fund’s acquired fund fees and expenses total less than one basis point.

Mr. Dominic Minore

June 14, 2011

2. We believe that the first two footnotes to the fee table go beyond what Form N-1A permits. Please move the footnotes to the statutory prospectus or explain why you believe they are appropriate.

Response:      We believe that the Fund’s interests are best served by providing greater transparency regarding its fee structure. In particular, we believe that the footnotes regarding the possible assessment of CDSCs on certain Class A and Class C share redemptions provide material information to investors. Accordingly, we elect to retain the current language.

3. Because the narrative portion of the expense example states that “your costs (including any applicable CDSC) would be as shown below” and footnote (2) to the fee table states that “[a] CDSC of 1.00% may be assessed on Class C shares if they are redeemed before the first anniversary of their purchase,” we believe that the one-year cost of investing in Class C shares if shares are redeemed, as shown in the example, should give effect to the CDSC.

Response:      We have made the requested change.

4. Please delete the word “Total” from the caption titled “Total Other Expenses” in the fee table.

Response:      We have made the requested change.

5. Please confirm in your comment response letter that the Fund’s investment adviser may not recoup any amounts previously reimbursed under the Fund’s management fee waiver and expense reimbursement agreement.

Response:      We confirm that Lord Abbett may not recoup any amounts previously reimbursed under the Fund’s management fee waiver and expense reimbursement agreement.

6. We suggest adding the word “Less” at the beginning of the caption titled “Management Fee Waiver and/or Expense Reimbursement” in the fee table.

Response:      We note that Item 3, Instruction 3(e) of Form N-1A states the following: “The Fund… should use appropriate descriptive captions, such as ‘Fee Waiver [and/or Expense Reimbursement]’ and ‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],’ respectively.” In addition, we use parentheses around the Management Fee Waiver and/or Expense Reimbursement amounts to denote that these are negative numbers. Accordingly, we elect to retain the current language because we believe that it is both consistent with Form N-1A and understandable to shareholders.

7. We believe that the term “leaders” describes a type of company or issuer and therefore its inclusion in the Fund’s name requires the Fund to adopt an 80% investment

Mr. Dominic Minore

June 14, 2011

policy pursuant to Rule 35d-1. Please explain why you believe that it is appropriate for the Fund not to have an 80% investment policy in light of its name.

Response:      Rule 35d-1 under the Act expressly does not apply to fund names that incorporate terms that connote types of investment strategies as opposed to types of investments. In the Rule 35d-1 adopting release, the Commission provided “growth” and “value” as examples of terms that suggest types of investment strategies and “stock” and “bond” as examples of terms that suggest investment in a particular type of security. We do not believe that there is a particular type of investment suggested by the term “leader,” in the manner that “stock,” “small-cap,” or “tax-exempt,” for example, would suggest a particular type of security. Furthermore, unlike the term “leader,” these terms reasonably can be defined based on “pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications,” as the Commission staff indicated in its responses to Frequently Asked Questions about Rule 35d-1. We are not aware of any such references or sufficiently common usage of the term “leader” in the context of equity investing that would support an 80% investment policy. Thus, we continue to believe that the Fund’s use of this term in its name is not subject to Rule 35d-1.

8. Please state the following in the summary prospectus with respect to the Fund’s disclosure regarding investments in foreign securities: (1) the maximum percentage of the Fund’s assets that may be invested in foreign (including emerging market) securities; and (2) the greater risks associated with investments in emerging market securities.

Response:      Although the Fund already disclosed this information in its statutory prospectus, the Fund has made the requested changes in its summary prospectus.

9. Please use the plain English term “speculative” in the summary prospectus with respect to the Fund’s disclosure regarding the use of derivatives.

Response:      Although the Fund already used this term in its statutory prospectus, the Fund has made the requested change in its summary prospectus.

10. Please consider the letter from Barry D. Miller of the Commission to Karrie McMillan of the Investment Company Institute (the “ICI”), dated July 30, 2010, regarding derivatives-related disclosures by investment companies (the “Letter to the ICI”) and state any limits on the use of derivatives in the Fund’s summary prospectus.

Response:      In our view, the Fund’s derivatives-related disclosure comports with the standards set forth in the Letter to the ICI. The disclosure describes the anticipated types of derivatives investments the Fund may use, the anticipated purposes for which the Fund may use such derivatives, and the consequent risks in a manner that we believe is neither overly brief nor overly technical. Because the percentage of the Fund’s assets that is invested in derivatives may

Mr. Dominic Minore

June 14, 2011

be smaller than the percentage of the Fund’s assets that is placed at risk by a derivative strategy, we believe that it is particularly important to provide investors with reasonable predictability about how the Fund may employ derivatives in its portfolio and the risk exposures derivatives may entail.

The Fund’s derivatives-related disclosure does not state a particular percentage limitation on the Fund’s investments in derivatives because it is anticipated that the extent of such investments will vary based on market conditions and other factors. Although the disclosure does not state a percentage limitation, the Fund does not have an unfettered ability to use derivatives. The Fund’s investments in derivatives are limited by the terms of the Registration Statement itself as well as by certain provisions of the Act in several ways. First, the prospectus states that the Fund will invest at least 50% of its net assets in companies having a market capitalization within the capitalization range of companies that are included in the Russell 1000® Index. Second, the Fund is subject to the asset segregation requirements applicable to derivatives under Section 18 of the Act. Third, the Fund may invest only up to 15% of its assets in illiquid investments, including any derivatives that are deemed to be illiquid.

For the reasons discussed above, we elect to retain the current language and continue to believe that it is appropriately tailored to the Fund.

11. Because the Fund does not have a full calendar year of annual returns and thus does not show performance information, please modify the narrative explanation about performance information pursuant to Item 4(b)(2), Instruction 1(b) of Form N-1A.

Response:      We have revised the disclosure as follows:

This prospectus does not show performance information for the Fund because the Fund has not commenced investment operations as of the date of this prospectus. Performance for the Fund, which provides some indication of the risks of investing in the Fund, will vary from year to year. After the Fund begins investment operations, updated performance information will be available at www.lordabbett.com or by calling 888-522-2388.

12. Please state or identify any existing disclosure regarding the consequences of submitting a purchase or redemption order to the Fund after 4:00 p.m. Eastern time.

Response:      The following existing disclosure is located in the statutory prospectus under “Information for Managing Your Fund Account—Account Services and Policies—Account Policies—Pricing of Fund Shares”:

Under normal circumstances, [net asset value (“NAV”)] per share is calculated each business day at the close of regular trading on the New

Mr. Dominic Minore

June 14, 2011

York Stock Exchange (“NYSE”), normally 4:00 p.m. Eastern time. Purchases and sales (including exchanges) of Fund shares are executed at the NAV (subject to any applicable sales charges) next determined after the Fund or the Fund’s authorized agent receives your order in proper form. Purchase and sale orders must be placed by the close of trading on the NYSE in order to receive that day’s NAV; orders placed after the close of trading on the NYSE will receive the next business day’s NAV.

Part B – Statement of Additional Information

13. Please remove the term “knowingly” from the second non-fundamental investment restriction.

Response:      The Trust’s Board of Trustees previously approved the Fund’s fundamental investment restrictions. As a result, we elect to retain the current language. We note that in our view, the term “knowingly” appropriately covers a scenario in which the Fund’s investment team reasonably believed at the time of purchase that a particular security would not cause the Fund to exceed its 15% limit on illiquid securities, and such purchase nonetheless did so because of market activity or the sale of liquid securities, for example.

14. Please add the word “promptly” to the following sentence: “The Fund will not be required to sell illiquid securities if it exceeds the 15% limit due to market activity or the sale of liquid securities; however, in these situations the Fund will promptly take appropriate measures to reduce the percent of its assets invested in illiquid securities.”

Response:      In the Commission staff’s March 1992 revisions to the Guidelines to Form N-1A, the Commission staff stated: “For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their moneys from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity (emphasis added).” We believe that the addition of the term “promptly” could result in the unintended consequence of compelling the Fund to dispose of illiquid securities at disadvantageous prices or times, rather than enabling the Fund to reduce its exposure to illiquid securities in an orderly fashion consistent with the staff’s position. Therefore, we elect to retain the current language.

15. To the extent practicable, please clarify specific legal requirements rather than referencing “applicable law.”

Response:      We have clarified specific legal requirements to the extent practicable. General Instruction C(1)(c) of Form N-1A states the following: “The prospectus should avoid…simply restating legal or regulatory requirements to which Funds generally are subject….” We believe that in certain cases, such clarifications would be potentially confusing to shareholders.

Mr. Dominic Minore

June 14, 2011

16. In the subsections titled “Repurchase Agreements” and “Reverse Repurchase Agreements,” please indicate in plain English that under the Act, repurchase agreements are considered loans and reverse repurchase agreements are considered borrowings, respectively, and specify any percentage limitations. In addition, please clarify that the Fund may invest in reverse repurchase agreements given that such agreements are not explicitly incorporated into Fund’s first fundamental restriction.

Response:      We have added the following language to the subsection titled “Repurchase Agreements”:

Repurchase agreements are considered a form of lending under the Act. A repurchase agreement with more than seven days to maturity is considered an illiquid security and is subject to the Fund’s investment restriction on illiquid securities.

We have added the following language to the subsection titled “Reverse Repurchase Agreements”:

Reverse repurchase agreements are considered a form of borrowing under the Act.

We believe that the juxtaposition of this new language and the existing disclosure stating the Fund’s 20% limit on reverse repurchase agreements clarifies that the Fund may invest in reverse repurchase agreements notwithstanding its fundamental investment restriction on borrowing.

17. With respect to the subsection titled “Securities Lending,” please consider the State Street no-action letter dated December 27, 1971 and the Commission’s response letter dated January 29, 1972 regarding disclosure indicating the following: (1) a mutual fund must recall loaned securities to vote proxies; (2) a mutual fund’s fee table and expense example do not reflect securities lending expenses; and (3) a mutual fund bears 100% of its losses attributed to securities lending, but shares its gains with its collateral reinvestment agent.

Response:      Because the Fund does not have a current intention to engage in securities lending, we have deleted the relevant subsection.

18. In the subsection titled “Qualifications of Directors/Trustees,” please explicitly state pursuant to Item 17(b)(10) of Form N-1A that the qualifications listed in the table below “led to the conclusion that the person should serve as a director for the Fund…in light of the Fund’s business and structure.”

Response:      We have made the requested change.

Mr. Dominic Minore

June 14, 2011

Part C – Other Information

19. Please specify on the signature page that Joan A. Binstock signed the Registration Statement in her capacity as the Trust’s principal accounting officer or comptroller pursuant to Section 6(a) of the Securities Act.

Response:      The signature page specifies that Ms. Binstock signed the Registration Statement in her capacity as the Trust’s Chief Financial Officer and Vice President. Section 6(a) of the Securities Act states that “[a]ny security may be registered with the Commission under the terms and conditions hereinafter provided, by filing a registration statement in triplicate, at least one of which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions….” We believe that the roles and functions of a principal accounting officer and comptroller clearly are subsumed under Ms. Binstock’s official title of “Chief Financial Officer.” Accordingly, we do not believe it is necessary to modify her title on the signature page.

*        *        *         *        *

The Trust acknowledges in connection with this filing the following: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ms. Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary